

Mail Stop 3628

August 26, 2020

David Rands
Executive Vice President and CFO
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, Virginia 20171

> **Re:** **Volkswagen Auto Loan Enhanced Trust 2018-2**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 333-205992-02**

Dear Mr. Rands:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

<u>Exhibit 33.1</u>

1. We note that in its Report on Assessment of Compliance with Applicable Servicing Criteria filed as Exhibit 33.1, VW Credit, Inc. identified a material instance of noncompliance with respect to Item 1122(d)(2)(i) of Regulation AB. The body of your Form 10-K, however, does not provide the disclosure required by Item 1122(c) of Regulation AB and states that the "Servicer complied in all material respects with the servicing criteria applicable to it." Please revise your report on Form 10-K to include the disclosure required by Item 1122(c) regarding this material instance of noncompliance. Please also confirm to us that, if any party's report on assessment of compliance with servicing criteria required under Item 1122 identifies any material instance of noncompliance with the servicing criteria in future filings for this and any other transactions for which you act as servicer, you will provide the disclosure required by Item 1122(c) in the body of your Form 10-K regarding such material instance of noncompliance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stuart Litwin, Esq., Mayer Brown LLP
Kevin McDonald, Esq., VW Credit, Inc.